UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

KEURIG GREEN MOUNTAIN, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

49271M100

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on behalf of filing persons)

Copy to:

Martha E. McGarry, Esq.

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

December 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 49271M100

1.	Name of Reporting Persons The Coca-Cola Company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,868,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,868,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,868,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person CO

CUSIP No. 49271M100

1.	Name of Reporting Persons Atlantic Industries

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,868,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,868,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,868,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person CO

PREAMBLE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by Atlantic Industries, a corporation organized and existing under the laws of the Cayman Islands (“Atlantic”) and indirect wholly owned subsidiary of The Coca-Cola Company (“TCCC”, and together with Atlantic the “Reporting Persons”), with the Securities and Exchange Commission on March 10, 2014, as amended on May 12, 2014 and as amended further on February 13, 2015 (the “Statement”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Keurig Green Mountain, Inc. (the “Issuer”). This Amendment No. 3 is being filed jointly by the Reporting Persons.

Unless otherwise indicated, all capitalized items herein but not defined herein shall have the same meanings as set forth in the Statement.

Items 2, 4 and 5 of the Statement are hereby amended and supplemented as follows:

Item 2.         Identity and Background

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Schedule A attached hereto, including each director and executive officer’s business address, present principal occupation or employment, and citizenship and other information.

Item 4.         Purpose of the Transaction

On December 6, 2015, the Issuer, Acorn Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (“Parent”), Maple Holdings Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser Sub”), and JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger of Purchaser Sub with and into the Company (the “Merger”).  Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all outstanding shares of Common Stock (subject to certain exceptions set forth in the Merger Agreement) will be entitled to receive $92 per share in cash.  As a result, the Stockholder currently expects that it will receive cash for its shares of Common Stock in the Merger and that it will cease to hold an equity interest in the Company after the effective time of the Merger.  TCCC has informed Parent and the Issuer that it is fully supportive of the Merger.

Item 5.         Interest in Securities of the Issuer

(a)-(b)     As of the date hereof, the Reporting Persons beneficially own an aggregate of 25,868,016 shares of Common Stock, all of which are held by Atlantic.  As ultimate parent company of Atlantic, TCCC may be deemed to share with Atlantic voting power and dispositive power with respect to the shares of Common Stock held by Atlantic.  The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Persons represents approximately 17.4% of the shares of Common Stock currently issued and outstanding (based on the 148,926,020 shares of Common Stock that were issued and outstanding as of November 13, 2015, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 19, 2015).  To the best of the Reporting Persons’ knowledge, none of the persons named in Schedule A beneficially owns any Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

Dated: December 7, 2015	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	Executive Vice President and Chief Financial Officer

ATLANTIC INDUSTRIES

Dated: December 7, 2015	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY AND ATLANTIC INDUSTRIES

Set forth below is the name, business address and present occupation or employment of each director and executive officer of The Coca-Cola Company (“TCCC”) and Atlantic Industries (“Atlantic”). Except as indicated below, each such person is a citizen of the United States.  None of the directors or executive officers named below beneficially owns any Common Stock of Keurig Green Mountain, Inc. Directors of TCCC or Atlantic who are also executive officers of TCCC or Atlantic are indicated by an asterisk.  Except as indicated below, the business address of each executive officer of TCCC or Atlantic is One Coca-Cola Plaza, Atlanta, Georgia 30313.

DIRECTORS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent*	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
Herbert A. Allen	President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm	Allen & Company Incorporated 711 Fifth Avenue New York, NY 10022
Ronald W. Allen	Chairman of the Board of Directors, President and Chief Executive Officer of Aaron’s, Inc.	Aaron’s, Inc. 309 East Paces Ferry Road Suite 1100 Atlanta, GA 30305
Marc Bolland	Chief Executive Officer and Director, Marks & Spencer Group plc; an international multi-channel retailer Mr. Bolland is a citizen of The Netherlands.	Marks & Spencer Group plc Waterside House 35 North Wharf Road London
Ana Botín	Chief Executive Officer of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander S.A. Ms. Botín is a citizen of Spain.	Santander UK plc 2 Triton Square Regent’s Place London NW1 3AN United Kingdom
Howard G. Buffett

President of Buffett Farms and President of the Howard G. Buffett Foundation, a private foundation supporting humanitarian initiatives focused on food and water security, conservation and conflict management

Howard G. Buffett Foundation 145 North Merchant Street Decatur, IL 62523
Richard M. Daley	Executive Chairman of Tur Partners LLC, an investment and advisory firm focused on sustainable solutions within the urban environment	Tur Partners LLC 900 N. Michigan Avenue Suite 1720 Chicago, IL 60611
Barry Diller	Chairman of the Board of Directors and Senior Executive of IAC/InterActiveCorp, a leading media and internet company	IAC/InterActiveCorp 555 West 18th Street New York, New York 10011

Helene D. Gayle	Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance company	CARE USA 151 Ellis Street, NE Atlanta, GA 30303
Evan G. Greenberg	Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance company	ACE Group 1133 Avenue of the Americas 45th Floor New York, NY 10036
Alexis M. Herman	Chair and Chief Executive Officer of New Ventures, LLC, a corporate consulting company	New Ventures, Inc. 633 Pennsylvania Avenue NW 3rd Floor Washington, D.C. 20004
Robert A. Kotick	President, Chief Executive Officer and a Director of Activision Blizzard, Inc. an interactive entertainment software company	Activision Blizzard, Inc. 3100 Ocean Park Boulevard Santa Monica, CA 90405
Maria Elena Lagomasino	Chief Executive Officer and Managing Partner of WE Family Offices, a multi-family office serving global ultra high net worth families	WE Family Offices 701 Brickell Avenue Suite 200 Miami, FL 33131
Sam Nunn	Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a nonprofit organization working to reduce the global threats from nuclear, biological and chemical warfare	The Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318
David B. Weinberg	Chairman of the Board and Chief Executive Officer of Judd Enterprises, Inc., a private investment management office with diverse interests in a variety of asset classes.	Judd Enterprises, Inc. 401 N. Michigan Ave #3050 Chicago, IL 60611

EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
James Quincey	President and Chief Operating Officer of The Coca-Cola Company Mr. Quincey is a citizen of the United Kingdom
Ahmet C. Bozer	Executive Vice President of The Coca-Cola Company

Alexander B. Cummings, Jr.	Executive Vice President and Chief Administrative Officer of The Coca-Cola Company
Marcos de Quinto	Executive Vice President and Chief Marketing Officer of the Coca- Cola Company Mr. de-Quinto is a citizen of Spain.
J. Alexander M. Douglas, Jr.	Senior Vice President and Global Chief Customer Officer of The Coca-Cola Company and President of Coca-Cola North America
Ceree Eberly	Senior Vice President and Chief People Officer of The Coca-Cola Company
Irial Finan	Executive Vice President of The Coca-Cola Company and President, Bottling Investments and Supply Chain Mr. Finan is a citizen of Ireland.
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company Mr. Goepelt is a citizen of Germany.
Julie Hamilton	Vice President and Chief Customer and Commercial Leadership Officer of The Coca-Cola Company.
Brent Hastie	Vice President of The Coca-Cola Company
Ed Hays, PhD	Senior Vice President of The Coca-Cola Company
Nathan Kalumbu	President of the Eurasia and Africa Group of The Coca-Cola Company Mr. Kalumbu is a citizen of Zimbabwe.
Brian Smith	President of the Latin America Group of The Coca-Cola Company
Atul Singh	Group President, Asia, Part of the Asia Pacific Group of The Coca-Cola Company
Clyde C. Tuggle	Senior Vice President and Chief Public Affairs and Communications Officer of The Coca-Cola Company
Kathy N. Waller	Executive Vice President and Chief Financial Officer of The Coca-Cola Company

DIRECTORS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Robert J. Jordan, Jr.	Vice President and General Tax Counsel of The Coca-Cola Company and Vice President and General Tax Counsel of Atlantic Industries
Christopher P. Nolan	Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Larry M. Mark	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries

EXECUTIVE OFFICERS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Kathy N. Waller	Executive Vice President and Chief Financial Officer of The Coca-Cola Company and President and Chief Financial Officer of Atlantic Industries
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company and Vice President and General Counsel of Atlantic Industries Mr. Goepelt is a citizen of Germany.
Robert J. Jordan, Jr.	Vice President and General Tax Counsel of The Coca-Cola Company and Vice President and General Tax Counsel of Atlantic Industries
Christopher P. Nolan	Vice President and Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Larry M. Mark	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries
Stephen A. Kremer	Vice President of The Coca-Cola Company and Vice President of Atlantic Industries